Zarlink Board of Directors Responds to Microsemi Corporation Announcement

OTTAWA, CANADA, July 20, 2011 – Zarlink Semiconductor Inc. (TSX: ZL) acknowledges receipt of an unsolicited non-binding proposal from Microsemi Corporation (“Microsemi”) to acquire all of the outstanding shares of Zarlink for CAD$3.35 per share in cash.

Zarlink had received two previous unsolicited, non-binding expressions of interest from Microsemi dated May 20, 2011 and June 17, 2011 for CAD$3.00 and CAD$3.25 per share.  The Zarlink Board carefully and thoroughly reviewed these non-binding expressions of interest and with the assistance of its financial advisors, RBC Capital Markets and Canaccord Genuity, and external legal counsel, unanimously concluded and advised Microsemi that the proposals significantly undervalued Zarlink and its future prospects and were not in the best interests of its stakeholders.

The latest non-binding proposal from Microsemi received July 20, 2011 at $3.35 per share does not change the conclusion of the Board.  The Board has considered the July 20, 2011 proposal and unanimously concluded with the assistance of its advisors that it significantly undervalues the Company.

“The Zarlink Board has always been prepared to consider and pursue strategic transactions or plans and will consider all appropriate alternatives which capture the true value of the Company for its stakeholders” said Adam Chowaniec, Chairman of Zarlink’s Board of Directors.  “Zarlink continues to make strong progress as it focuses on growth opportunities in the communication and medical markets.  Our line circuit and network timing products are winning new designs with customers and gaining market share.  We have been aggressively investing to build a unique strategic position in the medical wireless market, and with our radio products now being designed in with the leading device manufacturers we are at a point of growth inflection with this segment of our business.  Microsemi’s proposal clearly does not capture the value that has been created or that exists in the Company”.

About Zarlink Semiconductor

Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com